SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       on
                                 FORM 8-A / A-1

                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                               DELUXE CORPORATION
             (Exact name of registrant as specified in its charter)


       MINNESOTA                                                 41-0216800
(State of incorporation                                       (I.R.S. Employer
    or organization                                          Identification No.)


        3680 Victoria Street North, Shoreview, Minnesota             55126
             (Address of principal executive offices)              (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [__]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [__]

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

         Rights to Purchase                      New York Stock Exchange
           Common Stock

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None



Item 1.  Description of Registrant's Securities to be Registered.

         The response to Item 1 of the Registration Statement on Form 8-A of Deluxe Corporation, formerly Deluxe Check Printers, Incorporated (the "Company"), dated February 17, 1988, is hereby amended by incorporating the following paragraphs.

         As of January 31, 1997, the Company amended and restated the Rights Agreement, dated as of February 12, 1988 (the "Existing Agreement"), between the Company and The Bank of New York, as Rights Agent. The following paragraphs summarize the principal amendments to the Existing Agreement effectuated through this amendment and restatement (the revised version of the Existing Agreement is herein referred to as the "Amended Agreement"). Capitalized terms used without definition below have the meanings assigned to them in the Amended Agreement, a copy of which is filed herewith as Exhibit 4.1.

         1. Extension of Term. The Amended Agreement extends the Final Expiration Date of the plan from February 22, 1998 to January 31, 2007.

         2. Change of Rights Agent. Norwest Bank Minnesota, National Association has been appointed as Rights Agent under the Amended Agreement.

         3. Reduction in Triggering Percentage. The definition of Acquiring Person was amended to (i) reduce the percentage ownership of the Company's outstanding Common Stock required to become an Acquiring Person from 20% to 15% and (ii) add an exception that applies to acquisitions approved by the Board of Directors prior to a Change in Control.

         4. Amendment of Exercise Price Reduction Requirements. The Amended Agreement eliminates the requirements formerly contained in Section 11(a)(ii) of the Existing Agreement regarding certain self-dealing events or 35% acquisitions that had to occur before the Rights became exercisable for shares of Common Stock at a discounted price. Under the Amended Agreement, the existence of an Acquiring Person will be sufficient to give rise to the discount.

         5. Allowance for Inadvertent Acquisitions. The Amended Agreement provides that Persons who certify that they inadvertently acquired in excess of 14.9% (but less than 20%) of the outstanding Common Stock or did so without knowledge of the terms of the Rights will not be considered Acquiring Persons if they do not make further acquisitions.

         6. Exchange Feature. A new Section 24 has been added to the Amended Agreement that permits the Board of Directors to, at its option at any time after a Person has become an Acquiring Person, exchange all or part of the outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. This exchange option is not available after any non-Exempt Person becomes the Beneficial Owner of more than 50% of the outstanding Common Stock. A feature of the Existing Plan that would have allowed the Board of Directors to issue property other than Common Stock following the exercise of a Right has been eliminated.

         7. Exercise Price. The initial exercise price of a Right has been changed from $100 per share of Common Stock to $150.

         8. Redemptions/Amendments. The Existing Plan allowed the Board of Directors (together with a majority of the Continuing Directors if an Acquiring Person existed at the time of or within 90 days prior to the date of redemption) to redeem the Rights for $.01 per Right. Under the Amended Plan, the ability of the Board of Directors to redeem the Rights expires on the date the Company or any other Person announces that a Person has become an Acquiring Person. In addition, the Rights may not be redeemed for 180 days after any change in the composition of the Board of Directors that results in directors who are not Continuing Directors constituting a majority of the Board of Directors. The ability of the Company to amend the Amended Agreement is subject to similar restrictions.

         9. Elimination of Suspension Feature. The exercisability of Rights held by an Acquiring Person, its Affiliates and Associates and certain of their transferees was suspended under the Existing Plan until certain subsequent transfers or events occurred. The Amended Agreement provides that any Rights beneficially owned by an Acquiring Person or its Associates or Affiliates are void notwithstanding any subsequent transfers.

         Exhibit A to the Existing Agreement, the Form of Right Certificate, was amended to reflect the various changes accomplished by the Amended Agreement. Exhibit B to the Existing Agreement, a summary of the shareholder rights plan, has been deleted.

         The foregoing description of the Amended Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Agreement.

Item 2.  Exhibits.

Exhibit No.                           Exhibit

   4.1. Amended and Restated Rights Agreement between the Company and Norwest Bank Minnesota, National Association, dated as of January 31, 1997, including the amended and restated Form of Right Certificate, attached as Exhibit A thereto.

         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 7, 1997
                                        DELUXE CORPORATION


                                        By:  /s/ Charles M. Osborne
                                             -------------------------------
                                             Charles M. Osborne
                                             Senior Vice President and Chief
                                             Financial Officer



                                INDEX TO EXHIBITS

Exhibits                                                                Page No.

  4.1. Amended and Restated Rights Agreement between the Company and Norwest Bank Minnesota, National Association, dated as of January 31, 1997, including the amended and restated Form of Right Certificate attached as Exhibit A thereto.